NuShares ETF Trust

333 West Wacker Drive

Chicago, IL 60606

August 29, 2016

VIA EDGAR

Alison T. White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NuShares ETF Trust (the “Trust”): Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-1A, as Filed August 29, 2016 (File Nos. 333-212032 and 811-23161)

Dear Ms. White:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9am ET on Wednesday, August 31, 2016, or as soon as practicable thereafter.

In connection with this request, Nuveen Securities, LLC, the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

NuShares ETF Trust	Nuveen Securities, LLC

/s/ Kevin J. McCarthy	/s/ Gifford R. Zimmerman
By: Kevin J. McCarthy	By: Gifford R. Zimmerman
Title: Vice President and Secretary	Title: Managing Director